TERYL RESOURCES CORP.

N E W S R E L E A S E

GRANTING OF STOCK OPTION

TSX Venture Exchange: TRC.V

For Immediate Release: December 16, 2002 – Vancouver, B.C.- Teryl Resources Corp. (TSX Venture: TRC.V) announces that it has granted incentive stock options to an individual to purchase up to 50,000 common shares at a price of $0.40 per share, exercisable for a period of five years from the date of granting.

The granting of the options is subject to regulatory acceptance. Shareholder approval for the granting and exercise of incentive stock options was obtained at the Company’s annual general meeting held on November 22, 2001.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. has four gold properties located in the Fairbanks, Alaska mining division, of which two are joint-ventured with Kinross Gold. The Gil prospect joint venture contains 10,700,000 drill indicated tons of 0.04 ounces per ton. A drilling program has commenced on the J/V Gil Prospect by Kinross Gold. Teryl Resources Corp. also has one joint venture silver prospect located in northern B.C., Canada.

Dated at Richmond, British Columbia this 16th day of December, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

John Robertson
President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

1103 – 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Tel: (604) 278-5996 Fax: (604) 278-3409 Email: john@ihiway.net www.terylresources.com